EXHIBIT 3.5

                              ARTICLES OF AMENDMENT
              TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                       OF
                       AMERICAN LIFE HOLDING COMPANY, INC.

         The undersigned, being a natural person competent to contract, does hereby make, subscribe and file the Articles of Amendment to the Amended and Restated Articles of Incorporation of American Life Holding Company, Inc., a Florida corporation (the "Corporation"), pursuant to Sections 607.1003, 607.0726 and 607.0726 of the Florida Business Corporation.

A. Correction in Stated Value and Liquidation Value of Series A Convertible Preferred Stock. The Articles of Amendment to the Corporation's Amendment and Restated Articles of Incorporation as filed with the Secretary of State of Florida on July 17, 2002 contain a typographical error in the stated value and liquidation value of the Corporation's Series A Convertible Preferred Stock. To correct this typographical error, Paragraphs 1 and 2 (a) of the Designations, Rights and Preferences of Series A Convertible Preferred Stock which are contained in ARTICLE IV CAPITAL STOCK are hereby deleted and substituted with the following:

         1. Designation and Dividends. The designation of this series, which consists of 250,000 shares of preferred stock, is the Series A Convertible Preferred Stock (the "Series A Preferred Stock") and the stated value shall be $0.10 per share. The holders of shares of Series A Convertible Preferred Stock shall not be entitled to receive dividends.

         2. Liquidation Preference.

                  (a) In the event of any liquidation, dissolution or winding up of this Corporation, either voluntary or involuntary, the holders of Series A Preferred Stock may at their sole option elect to receive, prior and in preference to any distribution of any of the assets of this Corporation to the holders of Common Stock by reason if their ownership thereof, an amount per share equal to $0.10 for each outstanding share of Series A Preferred Stock. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then, the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the amount of such stock owned by each such holder.

B. No Other Changes. Unless specifically amended hereby, all other provisions of the Designations, Rights and Preferences of the Corporation's Series A Convertible Preferred Stock as contained in its Articles of Amendment to its Amended and Restated Articles of Incorporation as filed with the Secretary of State of Florida on July 17, 2002 remain in full force and effect.

C. Authority to Amend. The foregoing amendment was duly adopted by written consent of the sole holder of all issued and outstanding shares of the Corporation's Series A Convertible Preferred Stock and the unanimous written consent of the Board of Directors as of November 25, 2002 in accordance with the provisions of Sections 607.1003, 607.0725 and 607.0726 of the Florida Business Corporations Act and the requirement of Paragraph 6(b) of the Designations, Rights and Preferences of the Series A Convertible Preferred Stock. No other shareholders of the Corporation are entitled to vote on the changes herein adopted.

         IN WITNESS WHEREOF, the undersigned, being the President of this Corporation, has executed these Articles of Amendment as of December 13, 2002.


                                 AMERICAN LIFE HOLDING COMPANY, INC.

                                     By:/s/ Stanley P. Brown, III
                                        ------------------------------------
                                            Stanley P. Brown, III, President




                                        2